UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number:  0-26845

CUSIP Number:  88338C200

(Check one:)

[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form N-SAR [ ] Form N-CSR

For Period Ended: September 30, 2007

[   ] Transition Report on Form 10-K
[   ] Transition Report on Form 20-F
[   ] Transition Report on Form 11-K
[   ] Transition Report on Form 10-Q
[   ] Transition Report on Form N-SAR
For the transition period ended: Not applicable

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable

PART I - REGISTRANT INFORMATION

Theater Xtreme Entertainment Group, Inc.
Full Name of Registrant

          Not applicable
Former Name if Applicable

          250 Corporate Boulevard, Suite E&F
Address of Principal Executive Office (Street and Number)

Newark, Delaware 19702
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate) [X]

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report, or portion thereof, could not be filed within the prescribed time period.

Although the Registrant has been working diligently to prepare its financial statements for the quarterly period ended September 30, 2007, and such financial statements have been substantially completed, the Registrant has not finalized such financial statements and is unable to file its Quarterly Report on Form 10-QSB for the three months ended September 30, 2007 within the prescribed period without unreasonable effort or expense.  The Registrant expects to file its Annual Report on Form 10-QSB for the three months ended September 30, 2007 on or before November 19, 2007.

PART IV - OTHER INFORMATION

(l)           Name and telephone number of person to contact in regard to this notification

Steven B. King                                                                        215-864-8604
(Name)	(Area code) (Telephone Number)

(2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

[X]  Yes                      [  ]  No

(3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X]  Yes                      [  ]  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

            Theater Xtreme Entertainment Group, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 14, 2007	By:	/s/ Scott Oglum
Scott Oglum
Chief Executive Officer & Chairman

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

THEATER XTREME ENTERTAINMENT GROUP, INC.

Notification of Late Filing
Rider to Part IV, Question 3
Statement of Operations
Three Months Ended September 30

	2007		2006
Revenues	$1,203,013		$1,462,528
Cost of revenues Occupancy expenses Selling, general and administrative expenses	820,285 155,067 1,166,841		932,594 121,913 1,056,462
Loss from operations Interest income Interest expense	(939,180 - (121,974	) )	(648,441 242 (3,564	) )
Net loss	$(1,061,154)		$(651,763)

Loss per common share	$(0.05)		$(0.03)

Results of Operations

Total revenue for the three months ended September 30, 2007 decreased to $1,203,013 from $1,462,528 for the three months ended September 30, 2006, reflecting a decrease of 17.7%. This decrease is primarily the result of decreased retail sales in underperforming retail outlets.

For the three months ended September 30, 2007, the Company recognized wholesale sales, principally sales to franchisees, of $311,625 compared to $162,020 for the three months ended September 30, 2006.  This increase results from the increasing number of franchisees open and under construction.

For the three months ended September 30, 2007, the Company recognized $62,500 as earned revenue relating to the opening of its franchises compared to $25,000 recognized in the three months ended September 30, 2006.

The Company’s franchise contract provides royalty payments of approximately 4% of franchisee gross revenues.  For the three months ended September 30, 2007, the Company recognized franchise royalties of $61,628 compared to $12,944 in royalties recognized for the three months ended September 30, 2006.

Gross profit amounts and percentages on retail sales for the three months ended September 30, 2007 amounted to $220,206 and 28.7% compared to $469,813 and 37.2% for the three months ended September 30, 2006.  The decline in gross margin is attributable to underabsorption of warehouse and installation personnel costs owing to the decline of sales revenues coupled with decreased margins on supplies (principally cables) used in installations, lower product margins on certain projectors,  and inventory shrinkage at certain of the Company’s retail locations.  Wholesale gross profit amounts and percentages were $38,394 and 12.3% compared to $22,177 and 13.7% for the three months ended September 30, 2006.

Occupancy expenses include leasing expenses for retail design centers and office and warehouse facilities, property taxes, utilities, maintenance and other related occupancy expenses.  For the three months ended September 30, 2007, occupancy expenses were $155,067 compared to $121,913 for the three months ended September 30, 2006.  The increase relates to the opening of the fifth company-owned design center and the relocated Wilmington design center.

Selling, general and administrative expenses include the compensation of design center personnel, the franchise sales and support operations, advertising, marketing and other merchandising expenses, finance and information systems, human resources and training operations, related support functions, and executive officers compensation.  Selling, general and administrative expenses for the three months ended September 30, 2007 were $1,166,841 compared to $1,058,462 for the three months ended September 30, 2006.